UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

BARNES & NOBLE, INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Ms. Ann Marie Swanson
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

September 9, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No. 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 9,053,484 shares of Common Stock
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING	9	SOLE DISPOSITIVE POWER 9,053,484 shares of Common Stock
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,053,484 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.09%
14	TYPE OF REPORTING PERSON* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”).  The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)           This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Ann Marie Swanson is the Chief Compliance Officer of Aletheia.

(b)-(f)      Aletheia filed an initial Schedule 13D for an event of November 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of January 8, 2010, an Amendment No. 2 for an event of January 25, 2010, an Amendment No. 3 for an event of January 31, 2010, and an Amendment No. 4 for an event of May 18, 2010 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 5) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 9,053,484 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $250,851,587 from their working capital for such shares.

Item 5.	Interest in Securities of the Issuer.

(a)           The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 59,984,418 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2010) directly or indirectly beneficially owned by the Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares

Aletheia	9,053,484	15.02%

(b)           Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 9,053,484 shares of the Issuer’s Common Stock.

(c)           See Appendix 1 annexed hereto.

(d)           Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)           Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    September 20, 2010

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Ann Marie Swanson
Ann Marie Swanson
Chief Compliance Officer

APPENDIX I
TRANSACTIONS IN BARNES & NOBLE, INC.
COMMON STOCK  - LAST 60 DAYS

Trade Date	Number of Shares Purchased	Purchase Price	Average Share Price for Purchases	Number of Shares Sold	Sales Price	Average Share Price for Sales

07/21/10	2,768	33,522	12.11	0	0
07/22/10	305	3,785	12.41	315	3,886	12.34
07/23/10	23,725	298,800	12.59	71	873	12.30
07/26/10	0	0		23,924	305,324	12.76
07/27/10	114	1,522	13.35	497	6,529	13.14
07/28/10	1,492	19,118	12.81	455	5,835	12.83
07/29/10	922	12,066	13.09	345	4,437	12.86
07/30/10	2,705	34,817	12.87	130	1,668	12.83
08/02/10	0	0		354	4,880	13.79
08/03/10	3,800	49,716	13.08	170	2,212	13.01
08/04/10	1,050	16,216	15.44	2,506	38,665	15.43
08/05/10	1,525	23,018	15.09	600	8,994	14.99
08/06/10	0	0		355	5,304	14.94
08/09/10	0	0		625	9,517	15.23
08/10/10	12,000	180,811	15.07	245	3,663	14.95
08/11/10	65	981	15.10	1,985	29,527	14.88
08/12/10	475	7,088	14.92	230	3,440	14.96
08/13/10	99	1,450	14.65	470	6,876	14.63
08/16/10	0	0		965	14,335	14.86
08/17/10	0	0		840	12,851	15.30
08/18/10	150	2,464	16.43	3,670	58,486	15.94
08/19/10	0	0		10,565	160,531	15.19
08/24/10	0	0		17,174	246,824	14.37
08/25/10	155	2,303	14.86	42,200	639,644	15.16
08/26/10	0	0		415	6,228	15.01
08/27/10	530	8,131	15.34	590	9,079	15.39
08/30/10	0	0		810	12,314	15.20
08/31/10	1,955	29,844	15.27	2,675	40,807	15.25
09/01/10	6,265	99,035	15.81	140	2,194	15.67
09/02/10	0	0		430	7,026	16.34
09/03/10	447	7,415	16.59	0	0
09/07/10	865	13,719	15.86	0	0
09/08/10	635	9,887	15.57	1,358	21,152	15.58
09/09/10	80	1,248	15.60	1,312	20,264	15.44
09/10/10	637	9,665	15.17	1,150	17,595	15.30